Exhibit 99.2

GAUZY LTD.

ANNEX A - FRANCE

TO THE 2016 SHARE AWARD PLAN

ANNEX A - FRANCE

1.	GENERAL

1.1.	This Annex (the: “Annex”) shall apply only to Participants who are residents of France at the date of the relevant Award and are Employees or officers (mandataires sociaux) of the Company or its Affiliates (“French Participants”). The provisions specified hereunder shall form an integral part of the 2016 Share Award Plan of GAUZY Ltd. (hereinafter: the “Plan”), which applies to the issuance of options to purchase Shares of GAUZY Ltd. (hereinafter: the “Company”).

1.2	Capitalized terms not defined in this Annex shall be construed according to the interpretation given to it in the Plan.

1.3	This Annex is to be read as a continuation of the Plan and only modifies Awards to French Participants. For the avoidance of doubt, this Annex does not add to or modify the Plan in respect of any other category of Participants.

1.4	The Plan and this Annex are complimentary to each other and shall be deemed as one. In any case of contradiction, whether explicit or implied, between the provisions of this Annex and the Plan, the provisions set out in the Annex shall prevail.

2.	ISSUANCE OF THE OPTIONS AND OPTION EXERCISE PRICE

2.1	The persons eligible for participation in the Plan under this Annex shall include only French Participants.

2.2	The number of Options granted to each French Participant and their exercise price are defined by Administrator, in accordance with the Plan, and shall be specified in the Award Agreement a template of which is attached hereto.

3.	VESTING OF THE OPTIONS

3.1	The vesting set forth herein shall be used to determine the number of Options exercisable by a French Participant at the exercise date of the Option.

3.2	Except if otherwise provided in the Award Agreement, the Options will vest as set forth below during a planned vesting period of four (4) years:

–	25% of the total number of Options granted to the French Participant shall vest as from the first anniversary date of the date of Grant (included);

–	75% of the total number of Options granted to the French Participant shall vest in one twelfth (1/12h) installment per quarter following the first anniversary of the date of the Grant.

3.3	Vesting will cease upon the termination of the French Participant’s employment or officer duties with the Company or any of its Affiliate.

4.	EXERCISE OF THE OPTIONS

4.1	Irrespective of any other provision of the Plan, the Options are exercisable subject to the effective presence of the French Participant in the workforce of the Group.

4.2	In the event of termination, for any reason whatsoever, of the French Participant’s employment or officer duties, the Options shall immediately lapse, and any Options held by the French Participant that have not been exercised prior to the termination of the employment or officer duties shall be deemed automatically and definitively void as from the date of effective termination of the employment.

4.3	Irrespective of any provision of the Plan, as a condition precedent to the exercise of any Option under the Plan by a French Participant, a proper arrangement for the payment of any tax or compulsory levy, including French employee social security contributions (cotisations sociales salariales) and personal income tax withheld at source (prélèvement à la source de l’impôt sur le revenu), to be borne by the French Participant under article 5.1 of the Annex, shall be implemented with the Company, its relevant Affiliate (i.e., the employer of the relevant French Participant) and the relevant French Participant in accordance with article 5.2 below, it being specified that for the avoidance of doubt, the employer share of social security contributions (contributions sociales patronales) shall be borne by the employer of the relevant French Participant.

5.	TAX CONSEQUENCES

5.1	The Participant shall bear all taxes and compulsory levies, including French employee social security contributions (cotisations sociales salariales) and personal income tax withheld at source (prélèvement à la source de l’impôt sur le revenue), applicable to any gain recognized in relation to the Options, save for those mandatorily borne by the employer under Applicable Law in force on the due date of such taxes or compulsory levies (including the employer social contributions).

5.2	For the purposes of the payment of any tax or compulsory levy to be borne by the French Participants upon exercise of the Options, and in accordance with articles 5.1 and 4.3 of the Annex:

●	the French Participant could be required to pay to the Company or its relevant Affiliate (i.e., the relevant French Participant’s employer) the amount of all taxes and compulsory levies, including French employee social security contributions (cotisations sociales salariales) and personal income tax withheld at source (prélèvement à la source de l’impôt sur le revenu), due in respect of the exercise of the Options, at least ten (10) days before the date on which payment of such taxes and compulsory levies is due by the Company or the relevant Affiliate; or

●	the Company or its relevant Affiliate shall be entitled to withhold the amount of all taxes and compulsory levies, including French employee social security contributions (cotisations sociales salariales) and personal income tax withheld at source (prélèvement à la source de l’impôt sur le revenue), due in respect of of the exercise of the Options and deduct such amount from the salary or compensation of the relevant French Participant ; or

●	the Company or its relevant Affiliate shall be entitled to withhold any Share issued upon exercise of the Options, in an amount corresponding to the amount of all taxes and compulsory levies, including French employee social security contributions (cotisations sociales salariales) and personal income tax withheld at source (prélèvement à la source de l’impôt sur le revenue), due in respect of the exercise of the Options.

5.3	Furthermore, a French Participant shall indemnify the Company or its relevant Affiliate, and hold them harmless against and from any liability for any such taxes and compulsory levies or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold tax, that is to be borne by the French Participant.

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